EXHIBIT 16

September 2, 2004

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated September 2, 2004, of MasTec, Inc. and are in agreement with the statements contained in the first, second, third, and fourth paragraphs of Item 4 presented on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,